UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2011
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_____.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 28, 2011	By:	/s/ RANDY MILNER

		Name:	Randy Milner
		Title:	Senior Vice President, General
Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX REPORTS FIRST QUARTER RESULTS AND INCREASES DIVIDEND 10%; EGYPT AND MEDICINE HAT PLANTS IN PRODUCTION
APRIL 27, 2011
For the first quarter of 2011, Methanex reported Adjusted EBITDA1 of $77.1 million and net income attributable to Methanex shareholders of $34.6 million ($0.37 per share on a diluted basis). This compares with Adjusted EBITDA1 of $73.0 million and net income attributable to Methanex shareholders of $27.0 million ($0.29 per share on a diluted basis) for the fourth quarter of 2010.
Methanex also announced that its Board of Directors has approved a 10 percent increase to its quarterly dividend to shareholders, from US$0.155 to US$0.17 per share. The increased dividend will apply commencing with the dividend payable on June 30, 2011 to holders of common shares of record on June 16, 2011.
Bruce Aitken, President and CEO of Methanex commented, “Methanol pricing continued to be firm in the first quarter and we reported similar earnings to last quarter. Entering the second quarter, methanol demand continues to be strong and industry conditions remain relatively balanced.”
Mr. Aitken added, “I am delighted to report that the Egypt plant began shipments earlier this month and the Medicine Hat plant produced first methanol last week. With the increased production and cash flow generation these plants provide and the positive outlook for the methanol industry, we are pleased to announce an increase to our regular dividend. This increase represents the seventh time we have increased our dividend since it was implemented in 2002.”
Mr. Aitken concluded, “We have a strong balance sheet with US$240 million of cash on hand and an undrawn credit facility, and we believe we are well positioned to continue to invest to grow the Company.”
A conference call is scheduled for April 28, 2011 at 12:00 noon ET (9:00 am PT) to review these first quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 695-7848, or toll free at (800) 952-4972. A playback version of the conference call will be available for three weeks at (416) 695-5800, or toll free at (800) 408-3053. The passcode for the playback version is 3412372. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. The webcast will be available on our website for three weeks following the call.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
- more -

FORWARD-LOOKING INFORMATION WARNING
This First Quarter 2011 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached First Quarter 2011 Management’s Discussion and Analysis for more information.

[1]
Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-IFRS Measures in the attached First Quarter 2011 Management’s Discussion and Analysis for a description of each supplemental non-IFRS measure and a reconciliation to the most comparable IFRS measure.

-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

Interim Report For the Three Months Ended March 31, 2011
At April 27, 2011 the Company had 92,840,385 common shares issued and outstanding and stock options exercisable for 3,862,436 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America: 1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This First Quarter 2011 Management’s Discussion and Analysis (“MD&A”) dated April 27, 2011 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended March 31, 2011, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the 2010 Annual Consolidated Financial Statements and the MD&A included in the Methanex 2010 Annual Report, which were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The Methanex 2010 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For a discussion of the Company’s adoption of International Financial Reporting Standards (IFRS), refer to page 10 of this MD&A.

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions, except where noted)	2011	2010[5]	2010[5]
Production (thousands of tonnes)	801	913	967

Sales volumes (thousands of tonnes):
Produced methanol	848	831	924
Purchased methanol	835	806	604
Commission sales [1]	172	151	150

Total sales volumes	1,855	1,788	1,678
Methanex average non-discounted posted price ($ per tonne) [2]	436	407	352
Average realized price ($ per tonne) [3]	367	348	305
Adjusted EBITDA [4]	77.1	73.0	80.9
Cash flows from operating activities	124.5	12.8	69.0
Cash flows from operating activities before changes in non-cash working capital [4]	80.0	94.2	91.2
Operating income	47.4	41.3	45.8
Net income attributable to Methanex shareholders	34.6	27.0	27.0
Basic net income per common share attributable to Methanex shareholders	0.37	0.29	0.29
Diluted net income per common share attributable to Methanex shareholders	0.37	0.29	0.29
Common share information (millions of shares):
Weighted average number of common shares	92.7	92.3	92.1
Diluted weighted average number of common shares	94.3	94.0	93.4
Number of common shares outstanding, end of period	92.7	92.6	92.2

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]
These items are non-IFRS measures that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-IFRS Measures for a description of each non-IFRS measure and a reconciliation to the most comparable IFRS measure.

[5]	These amounts have been restated in accordance with IFRS and have not been previously disclosed.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

PRODUCTION SUMMARY

	Q1 2011		Q4 2010	Q1 2010
(thousands of tonnes)	Capacity[1]	Production	Production	Production
Chile I, II, III and IV	950	183	208	304
Atlas (Trinidad) (63.1% interest)	288	263	266	238
Titan (Trinidad)	225	121	233	217
New Zealand [2]	213	203	206	208
Egypt (60% interest)[3]	190	31	—	—
Medicine Hat[3]	118	—	—	—

	1,984	801	913	967

[1]
The production capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]
The production capacity of New Zealand represents only our 0.85 million tonne per year Motunui facility that we restarted in late 2008. Practical operating capacity will depend partially on the composition of natural gas feedstock and may differ from the stated capacity above. We also have additional potential production capacity that is currently idled in New Zealand (refer to the New Zealand section on page 3 for more information).

[3]
The new Egypt methanol facility commenced production in mid-March 2011. We are currently commissioning our Medicine Hat, Alberta facility (refer to the Egypt and Medicine Hat sections on page 3 for more information).

Chile
During the first quarter of 2011, we produced 183,000 tonnes in Chile operating one plant at approximately 60% capacity. We continue to operate our methanol facilities in Chile significantly below site capacity. This is primarily due to curtailments of natural gas supply from Argentina — refer to the Management’s Discussion and Analysis included in our 2010 Annual Report for more information.
Our goal is to progressively increase production at our Chile site with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. We are working with ENAP to develop natural gas in the Dorado Riquelme block in southern Chile. Under the arrangement, we fund a 50% participation in the block and, as at March 31, 2011, we had contributed approximately $91 million. Over the past few years, we have also provided GeoPark with $57 million (of which approximately $37 million had been repaid at March 31, 2011) to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block in southern Chile under a ten-year exclusive supply arrangement that commenced in 2008. During the first quarter of 2011 approximately 55% of total production at our Chilean facilities was produced with natural gas supplied from the Fell and Dorado Riquelme blocks.
Other investment activities are also supporting the acceleration of natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. The terms of the agreements from the bidding round require minimum investment commitments. To date, two companies that participated in the bidding round have advised of gas discoveries. We are participating in a consortium for two exploration blocks under this bidding round — the Tranquilo and Otway blocks. The consortium includes Methanex, Wintershall, GeoPark, Pluspetrol and International Finance Corporation, member of the World Bank Group. We have approximately 15% participation in the consortium. At March 31, 2011, we had contributed approximately $3 million for our share of the exploration costs associated with these blocks.
Lower production at our Chile facilities during the first quarter of 2011 compared with the fourth quarter of 2010 was due to lower natural gas deliveries to our plants in southern Chile. While significant investments have been made in the last few years for natural gas exploration and development in southern Chile, the timelines for a significant increase in gas deliveries to our plants are much longer than we originally anticipated and the short-term outlook for gas supply in Chile continues to be challenging. As we enter the southern hemisphere winter months when residential energy demand is at its peak, there is increased pressure on short-term natural gas supply/demand fundamentals in southern Chile and increased risk that gas supply to our plant could fall below the level necessary to maintain the operation of one plant.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

The future operating rate of our Chile site is primarily dependent on demand for natural gas for residential purposes, which is higher in the southern hemisphere winter, production rates from existing natural gas fields, and the level of natural gas deliveries from future exploration and development activities in southern Chile. We cannot provide assurance regarding the production rates from existing natural gas fields or that we, ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms. As a result, we cannot provide assurance over changes in the level of natural gas supply or that we will be able to source sufficient natural gas to operate any capacity in Chile and that this will not have an adverse impact on our results of operations and financial condition.
Trinidad
Our equity ownership of methanol facilities in Trinidad represents over 2.0 million tonnes of competitive-cost annual capacity. During the first quarter of 2011, these facilities produced 384,000 tonnes compared with 499,000 tonnes during the fourth quarter of 2010. Production at these facilities was lower by 115,000 tonnes during the first quarter of 2011 compared with the fourth quarter of 2010 primarily as a result of unplanned maintenance activities completed at the Titan facility which lasted approximately 35 days during the first quarter of 2011.
New Zealand
Our New Zealand facilities provide competitive-cost capacity and are underpinned by shorter term natural gas supply contracts. During the first quarter of 2011, we produced 203,000 tonnes compared with 206,000 tonnes during the fourth quarter of 2010. We are currently operating one 850,000 tonne per year plant at our Motunui facility in New Zealand and we have natural gas contracts with a number of gas suppliers that will allow us to continue to operate this plant through 2012. We also have an additional 1.38 million tonnes per year of idled capacity in New Zealand, including a second 850,000 tonne per year Motunui plant and a 530,000 tonne per year plant at our nearby site in Waitara Valley. These facilities provide the potential to increase production in New Zealand depending on the methanol supply and demand dynamics and the availability of economically priced natural gas feedstock. We believe there has been continued improvement in the natural gas supply outlook in New Zealand and we are focused on accessing additional natural gas supply to increase production in New Zealand. We are continuing to pursue opportunities to obtain economically priced natural gas with suppliers in New Zealand to underpin a restart of a second plant.
Egypt
The new 1.26 million tonne per year methanol plant in Egypt produced first methanol in January 2011. The start-up coincided with widespread anti-government protests and civil unrest in Egypt. For the safety and security of our employees, we took the decision to temporarily close our Cairo office and curtail the commissioning activities at the plant in Damietta, Egypt. As conditions stabilized, we reopened our Cairo office and our plant in Damietta resumed operations to continue the start-up and commissioning process.
Since mid-March 2011, the Egypt methanol plant has operated well, producing 51,000 tonnes (60% interest — 31,000 tonnes) of methanol during the first quarter of 2011 with shipments commencing in early April. We have a 60% interest in the facility and have marketing rights for 100% of the production. This facility is underpinned by a 25-year take-or-pay natural gas purchase agreement where the gas price varies with methanol prices. We believe this methanol facility will further enhance our cost structure and our market position and it is well located to supply the European market.
Medicine Hat
We are currently commissioning our 470,000 tonne per year facility in Medicine Hat, Alberta and the plant produced first methanol in late April 2011. We have a program in place to purchase natural gas on the Alberta gas market and to date we have contracted sufficient volumes of natural gas to meet approximately 80% of our requirements when operating at capacity for the period from start-up to October 2012.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

EARNINGS ANALYSIS
Our operations consist of a single operating segment — the production and sale of methanol. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the first quarter of 2011, we recorded Adjusted EBITDA of $77.1 million and net income attributable to Methanex shareholders of $34.6 million ($0.37 per share on a diluted basis). This compares with Adjusted EBITDA of $73.0 million and net income attributable to Methanex shareholders of $27.0 million ($0.29 per share on a diluted basis) and Adjusted EBITDA of $80.9 million and net income attributable to Methanex shareholders of $27.0 million ($0.29 per share on a diluted basis) for the fourth and first quarters of 2010, respectively.
Adjusted EBITDA
The changes in Adjusted EBITDA resulted from changes in the following:

	Q1 2011	Q1 2011
	compared with	compared with
($ millions)	Q4 2010	Q1 2010
Average realized price	$32	$105
Sales volume	4	13
Total cash costs	(32)	(122)

	$4	$(4)

Average realized price

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ per tonne, except where noted)	2011	2010	2010
Methanex average non-discounted posted price [1]	436	407	352
Methanex average realized price	367	348	305
Average discount	16%	14%	13%

[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

During 2010, methanol demand growth was strong with increases in demand primarily driven by both traditional and energy derivatives in Asia (particularly in China). Into the first quarter of 2011, demand continued to be strong and the industry operated at moderately higher utilization rates. As a result, market conditions have been balanced and the pricing environment has been relatively stable (refer to Supply/Demand Fundamentals section on page 8 for more information). Our average non-discounted posted price for the first quarter of 2011 was $436 per tonne compared with $407 per tonne for the fourth quarter of 2010. Our average realized price for the first quarter of 2011 was $367 per tonne compared with $348 per tonne for the fourth quarter of 2010 and this increased revenue by $32 million.
Sales volume
Total methanol sales volumes excluding commission sales volumes for the first quarter of 2011 were higher compared with the fourth quarter of 2010 and the first quarter of 2010 by 46,000 tonnes and 155,000 tonnes, respectively. The higher sales volumes for the first quarter of 2011 compared with the fourth quarter of 2010 and the first quarter of 2010 resulted in higher Adjusted EBITDA by $4 million and $13 million, respectively.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Total cash costs
The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. Most of our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.
The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q1 2011	Q1 2011
	compared with	compared with
($ millions)	Q4 2010	Q1 2010
Produced methanol costs, primarily natural gas	$(18)	$(37)
Proportion of purchased methanol sales	(1)	(50)
Purchased methanol costs	(21)	(27)
Share-based compensation	8	3
Unabsorbed fixed costs	(3)	(5)
Other, net	3	(6)

Decrease in Adjusted EBITDA	$(32)	$(122)

Produced methanol costs, primarily natural gas
Natural gas costs on sales of produced methanol for the first quarter of 2011 were higher than comparable periods in 2010, primarily as a result of higher methanol pricing.
Proportion of purchased methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of produced methanol. Accordingly, an increase in the proportion of purchased methanol sales results in an increase in our overall cost structure for a given period. The proportion of purchased methanol sales for the first quarter of 2011 was higher for the comparable periods noted above.
Purchased methanol costs
Purchased methanol costs were higher for the first quarter of 2011 compared with the periods noted above, primarily as a result of higher methanol pricing and timing of inventory flows.
Share-based compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units.
For stock options, the cost is measured based on an estimate of the fair value at the date of grant and this grant-date fair value is recognized as compensation expense over the related service period with no subsequent re-measurement in fair value. Accordingly, stock-based compensation expense associated with stock options will not vary significantly from period to period. Commencing in 2010, we granted share appreciation rights (SARs) and tandem share appreciation rights (TSARs) to replace grants of stock options as a result of our initiative to reduce dilution to shareholders. SARs and TSARs are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price, which is determined at the date of grant. SARs and TSARs are measured based on estimated fair value, which is determined using the Black-Scholes option pricing model.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash upon vesting based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. For deferred, restricted and performance share units, the fair value is initially measured at the grant date and subsequently re-measured based on the market value of the Company’s common shares.
For all the share-based awards with the exception of stock options, the initial value and any subsequent change in fair value is recognized in earnings over the related service period for the proportion of the service that has been rendered at each reporting date. Accordingly, share-based compensation associated with these share-based awards may vary significantly from period to period as a result of changes in the share price.
Share-based compensation expense for the first quarter of 2011 was $10 million compared with $18 million for the fourth quarter of 2010 and $13 million for the first quarter of 2010. Share-based compensation expense was lower by $8 million and $3 million, respectively, primarily due to a smaller increase in the share price in the first quarter of 2011 compared with these periods.
Unabsorbed fixed costs
Unabsorbed fixed costs for the first quarter of 2011 were higher by $3 million compared with the fourth quarter of 2010 and higher by $5 million compared with the first quarter of 2010 primarily as a result of lower production at our Titan facility in Trinidad during the first quarter of 2011 compared with these periods.
Other, net
For the first quarter of 2011 compared with the fourth quarter of 2010, ocean freight and other logistics costs were lower by approximately $3 million primarily as a result of higher backhaul cost recoveries.
For the first quarter of 2011 compared with the first quarter of 2010, other costs were higher by approximately $6 million primarily as a result of higher in-market distribution costs which are substantially recovered in revenues and timing of selling, general and administrative costs.
Depreciation and Amortization
Depreciation and amortization was $30 million for the first quarter of 2011 compared with $32 million for the fourth quarter of 2010 and $35 million for the first quarter of 2010.
Finance Costs

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2011	2010	2010
Finance costs before capitalized interest	$16	$17	$17
Less capitalized interest	(7)	(10)	(9)

Finance costs	$9	$7	$8

Capitalized interest relates to interest costs capitalized during the commissioning of the 1.26 million tonne per year methanol facility in Egypt. The Egypt methanol facility commenced production in mid-March 2011 and accordingly, we recorded interest costs related to the Egypt project to earnings from this date.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

Finance Income and Other Expenses

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2011	2010	2010

Finance income and other expenses	$5	$4	$1
Finance income and other expenses for the first quarter of 2011 was $5 million compared with $4 million for the fourth quarter of 2010 and $1 million for the first quarter of 2010. The increase in finance income during the first quarter of 2011 compared with the fourth quarter of 2010 and the first quarter of 2010 was primarily due to the impact of changes in foreign exchange rates.
Income Taxes
We recorded income tax expense of $9.5 million for the first quarter of 2011 compared with $11.2 million for the fourth quarter of 2010 and $12.8 million for the first quarter of 2010. The effective tax rate for the first quarter of 2011 was approximately 22% compared with approximately 29% for the fourth quarter of 2010 and approximately 33% for the first quarter of 2010. The lower tax rate in the first quarter of 2011 compared with the fourth quarter of 2010 and the first quarter of 2010 was primarily due to a higher proportion of our income being earned in lower tax jurisdictions in the first quarter of 2011.
The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

SUPPLY/DEMAND FUNDAMENTALS
During 2010, methanol demand growth was strong, increasing by 13% to a total of approximately 45 million tonnes. Increases in demand have been primarily driven by both traditional and energy derivatives in Asia (particularly in China). More recently, we have also seen increases in traditional derivative demand in other regions including Europe and North America.
Traditional derivatives account for about two-thirds of global methanol demand and are correlated to industrial production.
Energy derivatives account for about one third of global methanol demand and over the last few years, high energy prices have driven strong demand growth for methanol into energy applications such as gasoline blending and DME, primarily in China. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by recent regulatory changes in that country. For example, an M85 (or 85% methanol) national standard took effect December 1, 2009, and we expect an M15 (or 15% methanol) national standard to be released in 2011. We believe demand potential into energy derivatives will be stronger in a high energy price environment.
Methanex Non-Discounted Regional Posted Prices 1

	Apr	Mar	Feb	Jan
(US$ per tonne)	2011	2011	2011	2011
United States	426	426	426	449
Europe [2]	438	456	444	438
Asia	395	420	420	460

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€325 for Q1 2011 (Q4 2010 — €277) converted to United States dollars.
During the first quarter of 2011, demand continued to be strong and the industry operated at slightly higher utilization rates. As a result, market conditions have been balanced and the pricing environment has been relatively stable. Our average non-discounted price for April 2011 is approximately $420 per tonne compared to an average price of $436 for the first quarter of 2011. We recently announced our North America non-discounted price for May at $426 per tonne which is unchanged from April.
Our 1.26 million tonne per year plant in Egypt commenced shipments in early April and our 470,000 tonne plant in Medicine Hat produced first methanol in late April. Beyond this, there is little new capacity expected to come on-stream outside China over the next few years. There is a 0.85 million tonne plant expected to restart in Beamount, Texas in 2012 and a 0.7 million tonne plant expected to start up in Azerbaijan in 2013.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in working capital in the first quarter of 2011 were $80 million compared with $94 million for the fourth quarter of 2010 and $91 million for the first quarter of 2010.
During the first quarter of 2011, we paid a quarterly dividend of US$0.155 per share, or $14 million. Additionally, the Board of Directors has approved a 10 percent increase to our quarterly dividend to shareholders, from US$0.155 to US$0.17 per share. The increased dividend will apply commencing with the dividend payable on June 30, 2011 to holders of common shares of record on June 16, 2011.
During the first quarter of 2011, approximately $21 million in costs were capitalized to the Egypt plant under construction. During the first quarter of 2011, a debt principal payment of $16 million was paid on the Egypt limited recourse debt facilities. At March 31, 2011, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.
We have agreements in place to participate in or support natural gas exploration and development in southern Chile. During the first quarter of 2011, we paid $6 million to fund natural gas exploration and development in the Dorado Riquelme block. During the first quarter of 2011, GeoPark repaid $5 million through natural gas deliveries to our plants in southern Chile (refer to the Production Summary section on page 2 for more information).

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to maintain financial flexibility. Our cash balance at March 31, 2011 was $240 million. We have a strong balance sheet, no near term re-financing requirements, and an undrawn $200 million credit facility provided by highly rated financial institutions that expires in mid-2012. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for existing operations, is currently estimated to total approximately $75 million for the period to the end of 2012. We are currently commissioning our 470,000 tonne per year methanol plant in Medicine Hat. The estimated capital cost for this restart is approximately $45 million, of which approximately $32 million was incurred to March 31, 2011 with the remainder to be incurred in the second quarter of 2011.
We believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.
SHORT-TERM OUTLOOK
Into the second quarter of 2011, demand continues to be strong and we expect market conditions to remain relatively balanced.
We anticipate a significant increase in our production into the second quarter of 2011. The new 1.26 million tonne per year methanol facility in Egypt has been operating well since mid-March and shipments began in early April. We are currently commissioning our 470,000 tonne per year plant in Medicine Hat, Alberta with production of first methanol in late April. With the addition of these two production sites, we are well positioned to increase our production and earnings capability this year.
The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

CONTROLS AND PROCEDURES
For the three months ended March 31, 2011, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Transition from Canadian generally accepted accounting principles (Canadian GAAP) to IFRS
The quarter ending March 31, 2011 with comparative financial results for 2010, is our first interim period reported under IFRS. All comparative figures have been restated to be in accordance with IFRS, unless specifically noted otherwise.
Our financial statements were prepared in accordance with Canadian GAAP until December 31, 2010. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. In our MD&A in the 2010 Annual Report, we disclosed the significant impacts on transition to IFRS. The disclosure in our MD&A in the 2010 Annual Report is consistent with the impacts disclosed in the condensed consolidated interim financial statements. For a description of the significant accounting policies the Company has adopted under IFRS, including the estimates and judgments we consider most significant in applying those accounting policies, please refer to note 2 of the condensed consolidated interim financial statements.
The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company previously reported under Canadian GAAP. To help users of the financial statements better understand the impact of the adoption of IFRS on the Company, we have provided reconciliations from Canadian GAAP to IFRS for total assets, liabilities, and equity, as well as net income and comprehensive income for the comparative reporting periods. Please refer to note 18 of the condensed consolidated interim financial statements for the reconciliations between IFRS and Canadian GAAP.
IFRS 1 First-time Adoption of International Financial Reporting Standards
Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. In our MD&A in the 2010 Annual Report, we disclosed the optional exemptions available under IFRS 1 that we expected to elect on transition to IFRS. The elections as previously disclosed are consistent with the elections as disclosed in the condensed consolidated interim financial statements. Please refer to note 18 of the condensed consolidated interim financial statements for a detailed description of the IFRS 1 exemptions we elected to apply.
IFRS Conversion
Our plan to convert our consolidated financial statements to IFRS at the change over date of January 1, 2011, with comparative financial results included a formal project governance structure that included the Audit, Finance and Risk Committee, senior management, and an IFRS steering committee to monitor progress and review and approve recommendations. The IFRS transition plan progressed according to schedule and was comprehensive and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, compensation matters and control activities.
Anticipated changes to IFRS
Consolidation and Joint Venture Accounting
The IASB is currently proceeding on projects related to consolidation and joint venture accounting. The IASB is revising the definition of “control,” which is a criterion for consolidation accounting. In addition, future changes to IFRS in the accounting for joint ventures are expected and these changes may remove the option for proportionate consolidation and allow only the equity method of accounting for such interests. The impact of applying consolidation accounting or the equity method of accounting does not result in any change to net earnings or shareholders’ equity, but would result in a significant presentation impact. The impact these projects may ultimately have on the conclusions related to the accounting treatment of our interest in joint ventures is currently unknown. The IASB currently expects to issue a final standard in 2011.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

Leases
As part of their global conversion project, the International Accounting Standards Board (IASB) and the U.S. Financial Accounting Standards Board (“FASB”) issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. We have a fleet of ocean-going vessels under time charter agreements with terms up to 15 years. The proposed rules would require these time charter agreements to be recorded on the Consolidated Statements of Financial Position, resulting in a material increase to total assets and liabilities. The IASB and FASB currently expect to issue a final standard in 2011.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-IFRS MEASURES
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-IFRS measures. These are Adjusted EBITDA, operating income, cash flows from operating activities before changes in non-cash working capital and diluted net income per common share before unusual item attributable to Methanex Corporation shareholders. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.
Adjusted EBITDA
This supplemental non-IFRS measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable IFRS measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments, related to operating activities, share-based compensation expense, other non-cash items, taxes paid, and interest and other income (expense).
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ thousands)	2011	2010	2010
Cash flows from operating activities	$124,520	$12,755	$69,021
Add (deduct):
Changes in non-cash working capital	(44,486)	81,438	22,177
Other cash payments, including share-based compensation	5,334	163	3,162
Share-based compensation expense	(10,080)	(18,158)	(13,396)
Other non-cash items	(31)	732	(542)
Taxes paid	6,669	159	1,770
Finance income and other expenses	(4,859)	(4,088)	(1,260)

Adjusted EBITDA	$77,067	$73,001	$80,932

Cash Flows from Operating Activities before Changes in Non-Cash Working Capital
Cash flows from operating activities before changes in non-cash working capital are reconciled to IFRS measures in our consolidated statements of cash flows.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2011	2010[1]	2010[1]	2010[1]
Revenue	$619,007	$570,337	$480,997	$448,543
Net income[2]	34,610	27,009	28,662	14,804
Net income before unusual item[2]	34,610	27,009	6,439	14,804
Basic net income per common share[2]	0.37	0.29	0.31	0.16
Basic net income per common share before unusual item[2]	0.37	0.29	0.07	0.16
Diluted net income per common share[2]	0.37	0.29	0.31	0.16
Diluted net income per common share before unusual item[2]	0.37	0.29	0.07	0.16

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2010[1]	2009[3]	2009[3]	2009[3]
Revenue	$466,706	$381,729	$316,932	$245,501
Net income (loss)[2]	27,045	25,718	(831)	(5,743)
Net income (loss) before unusual item[2]	27,045	25,718	(831)	(5,743)
Basic net income (loss) per common share[2]	0.29	0.28	(0.01)	(0.06)
Basic net income (loss) per common share before unusual item[2]	0.29	0.28	(0.01)	(0.06)
Diluted net income (loss) per common share[2]	0.29	0.28	(0.01)	(0.06)
Diluted net income (loss) per common share before unusual item[2]	0.29	0.28	(0.01)	(0.06)

[1]	These amounts have been restated in accordance with IFRS and have not been previously disclosed.

[2]	Attributable to Methanex Corporation shareholders.

[3]	These figures are reported in accordance with Canadian GAAP, and have not been restated in accordance with IFRS, as the Company’s date of transition from Canadian GAAP to IFRS was January 1, 2010.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

FORWARD-LOOKING INFORMATION WARNING
This First Quarter 2011 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the First Quarter 2011 investor conference call contain forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:
•	expected demand for methanol and its derivatives,

•	expected new methanol supply and timing for start-up of the same,

•	expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,

•	expected methanol and energy prices,

•
expected levels and timing of natural gas supply to our plants, including without limitation, levels of natural gas supply from investments in natural gas exploration and development in Chile and New Zealand and availability of economically priced natural gas in Chile, New Zealand and Canada,

•	capital committed by third parties towards future natural gas exploration in Chile and New Zealand,

•	expected capital expenditures, including without limitation, those to support natural gas exploration and development in Chile and New Zealand and the restart of our idled methanol facilities,

•
anticipated production rates of our plants, including without limitation, our Chilean facilities, the new methanol plant in Egypt and the restart of our Medicine Hat facility which is currently in the commissioning phase,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows and earnings capability,

•	anticipated completion date of, and cost to complete, our Medicine Hat restart project,

•
ability to meet covenants associated with our long-term debt obligations, including without limitation, the Egypt limited recourse debt facilities which have conditions associated with operational completion of the plant and related mortgages which require actions by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,

•	shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability of, or ability to execute, future projects or capacity expansions,

•	financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected actions of governments, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our results of operations in Egypt and our financial condition as a consequence of actions taken by the Government of Egypt and its agencies.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand and Canada,

•
production rates of our facilities, including without limitation, our Chilean facilities, the new methanol plant in Egypt and the restart of our Medicine Hat facility which is currently in the commissioning phase,

•
receipt or issuance of third party consents or approvals, including without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

•	timing of completion and cost of our Medicine Hat restart project,

•
ability to meet covenants associated with our long-term debt obligations, including without limitation, the Egypt limited recourse debt facilities which have conditions associated with operational completion of the plant and completion of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•
the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand, and Canada on commercially acceptable terms,

•	the timing of start-up and cost to complete our Medicine Hat restart project,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors and suppliers,

•	actions of governments and governmental authorities, including without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2010 Management’s Discussion and Analysis and this First Quarter 2011 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) (refer to the Supplemental Non-IFRS Measures section on page 11 for a reconciliation to the most comparable IFRS measure), depreciation and amortization, finance costs, finance income and other expense, and income taxes. In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of change in our Adjusted EBITDA are average realized price, cash costs and sales volume.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST
The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in our Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We also sell methanol on a commission basis. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility in Trinidad that we do not own.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 15

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31	Mar 31
	2011	2010

Revenue	$619,007	$466,706
Cost of sales and operating expenses (note 11)	541,940	385,774
Depreciation and amortization (note 11)	29,700	35,085

Operating income	47,367	45,847
Finance costs (note 12)	(9,193)	(8,052)
Finance income and other expenses	4,859	1,260

Profit before income tax expense	43,033	39,055
Income tax expense:
Current	(8,275)	(6,794)
Deferred	(1,224)	(6,041)

	(9,499)	(12,835)

Net income	$33,534	$26,220

Attributable to:
Methanex Corporation shareholders	34,610	27,045
Non-controlling interests	(1,076)	(825)

	$33,534	$26,220

Income for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.37	$0.29
Diluted net income per common share	$0.37	$0.29

Weighted average number of common shares outstanding	92,683,755	92,128,325
Diluted weighted average number of common shares outstanding	94,311,878	93,412,230
See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 16

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31	Mar 31
	2011	2010

Net income	$33,534	$26,220
Other comprehensive income:
Change in fair value of forward exchange contracts, net of tax	—	253
Change in fair value of interest rate swap contracts, net of tax	195	(7,173)
Interest rate swap cash settlement reclassified to interest expense	870	—
Interest rate swap cash settlement reclassified to property, plant and equipment	7,279	7,505

	8,344	585

Comprehensive income	$41,878	$26,805

Attributable to:
Methanex Corporation shareholders	39,616	27,497
Non-controlling interests	2,262	(692)

	$41,878	$26,805

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 17

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

	Mar 31	Dec 31	Jan 1
	2011	2010	2010

ASSETS
Current assets:
Cash and cash equivalents	$239,805	$193,794	$169,788
Trade and other receivables (note 3)	345,026	320,027	257,418
Inventories (note 4)	210,234	229,657	170,904
Prepaid expenses	27,867	26,877	23,893

	822,932	770,355	622,003
Non-current assets:
Property, plant and equipment (note 5)	2,272,843	2,258,576	2,226,673
Other assets (note 7)	108,589	113,263	134,905

	2,381,432	2,371,839	2,361,578

	$3,204,364	$3,142,194	$2,983,581

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$305,640	$259,039	$238,699
Current maturities on long-term debt (note 8)	50,413	49,965	29,330
Current maturities on finance leases (note 9)	6,264	11,570	10,655
Current maturities on other long-term liabilities (note 10)	14,804	9,677	4,304

	377,121	330,251	282,988
Non-current liabilities:
Long-term debt (note 8)	881,182	896,976	884,914
Finance leases (note 9)	61,062	67,842	79,506
Other long-term liabilities (note 10)	132,170	140,570	97,509
Deferred income tax liabilities	296,655	295,431	290,390

	1,371,069	1,400,819	1,352,319
Equity:
Capital stock	442,305	440,092	427,792
Contributed surplus	25,123	25,393	26,981
Retained earnings	835,559	815,320	776,139
Accumulated other comprehensive loss	(21,087)	(26,093)	(19,910)

Shareholders’ equity	1,281,900	1,254,712	1,211,002
Non-controlling interests	174,274	156,412	137,272

Total equity	1,456,174	1,411,124	1,348,274

	$3,204,364	$3,142,194	$2,983,581

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 18

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Loss	Equity	Interests	Equity
Balance, January 1, 2010	92,108,242	$427,792	$26,981	$776,139	$(19,910)	$1,211,002	$137,272	$1,348,274
Net income	—	—	—	27,045	—	27,045	(825)	26,220
Other comprehensive income	—	—	—	—	452	452	133	585
Compensation expense recorded for stock options	—	—	575	—	—	575	—	575
Issue of shares on exercise of stock options	60,340	679	—	—	—	679	—	679
Reclassification of grant date fair value on exercise of stock options	—	143	(143)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(14,285)	—	(14,285)	—	(14,285)
Capital contributions by non-controlling interests	—	—	—	—	—	—	6,600	6,600

Balance, March 31, 2010	92,168,582	428,614	27,413	788,899	(19,458)	1,225,468	143,180	1,368,648
Net income	—	—	—	70,475	—	70,475	(1,165)	69,310
Other comprehensive loss	—	—	—	(1,139)	(6,635)	(7,774)	(4,253)	(12,027)
Compensation expense recorded for stock options	—	—	900	—	—	900	—	900
Issue of shares on exercise of stock options	463,440	8,558	—	—	—	8,558	—	8,558
Reclassification of grant date fair value on exercise of stock options	—	2,920	(2,920)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(42,915)	—	(42,915)	—	(42,915)
Dividend payments to non-controlling interests	—	—	—	—	—	—	(750)	(750)
Capital contributions non-controlling interests	—	—	—	—	—	—	19,400	19,400

Balance, December 31, 2010	92,632,022	440,092	25,393	815,320	(26,093)	1,254,712	156,412	1,411,124
Net income	—	—	—	34,610	—	34,610	(1,076)	33,534
Other comprehensive income	—	—	—	—	5,006	5,006	3,338	8,344
Compensation expense recorded for stock options	—	—	287	—	—	287	—	287
Issue of shares on exercise of stock options	106,503	1,656	—	—	—	1,656	—	1,656
Reclassification of grant date fair value on exercise of stock options	—	557	(557)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(14,371)	—	(14,371)	—	(14,371)
Capital contributions non-controlling interests	—	—	—	—	—	—	15,600	15,600

Balance, March 31, 2011	92,738,525	$442,305	$25,123	$835,559	$(21,087)	$1,281,900	$174,274	$1,456,174

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 19

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31	Mar 31
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$33,534	$26,220
Add (deduct) non-cash items:
Depreciation and amortization	29,700	35,085
Income tax expense	9,499	12,835
Share-based compensation	10,080	13,396
Finance costs	9,193	8,052
Other	31	542
Income taxes paid	(6,669)	(1,770)
Other cash payments, including share-based compensation	(5,334)	(3,162)

Cash flows from operating activities before undernoted	80,034	91,198
Changes in non-cash working capital (note 15)	44,486	(22,177)

	124,520	69,021

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(14,371)	(14,285)
Interest paid, including interest rate swap settlements	(25,400)	(24,720)
Repayment of limited recourse debt	(16,199)	(313)
Equity contributions by non-controlling interests	15,600	6,600
Proceeds from limited recourse debt	—	31,600
Proceeds on issue of shares on exercise of stock options	1,656	679
Repayment of finance leases, including other long term liabilities	(1,331)	(2,911)

	(40,045)	(3,350)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(39,460)	(31,191)
Oil and gas assets	(5,600)	(9,326)
GeoPark financing, net of repayments	5,097	2,929
Changes in non-cash working capital related to investing activities (note 15)	1,499	(1,568)

	(38,464)	(39,156)

Increase in cash and cash equivalents	46,011	26,515
Cash and cash equivalents, beginning of period	193,794	169,788

Cash and cash equivalents, end of period	$239,805	$196,303

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 20

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Nature of Operations:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to the major international markets of Asia Pacific, North America, Europe and Latin America.

2.	Significant accounting policies:
a) Statement of Compliance:
These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). These are the Company’s first International Financial Reporting Standards (IFRS) condensed consolidated interim financial statements and IFRS 1, First Time Adoption of IFRS has been applied, as they are part of the period covered by the Company’s first IFRS consolidated financial statements for the year ending December 31, 2011. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 27, 2011.
The Company’s condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) until December 31, 2010. Canadian GAAP differs from IFRS in some areas and accordingly, the significant accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below and have been consistently applied to all periods presented except in instances where IFRS 1 either requires or permits an exemption. An explanation of how the transition from Canadian GAAP to IFRS has affected the reported consolidated statements of income, comprehensive income, financial position, and cash flows of the Company is provided in note 18. This note includes information on the provisions of IFRS 1 and the exemptions that the Company elected to apply, reconciliations of equity, net income and comprehensive income for comparative periods and equity at the date of transition, January 1, 2010.
b) Basis of presentation and consolidation:
These condensed consolidated interim financial statements include the accounts of the Company, its wholly owned subsidiaries, less than wholly owned entities for which it has a controlling interest and its proportionate share of the accounts of jointly controlled entities. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. For less than wholly owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s condensed consolidated interim financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. The Company also consolidates any special purpose entity where the substance of the relationship indicates the Company has control. All significant intercompany transactions and balances have been eliminated. Preparation of these condensed consolidated interim financial statements requires estimates, judgements and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgement that management considers most significant are property, plant and equipment (note 2(g)), site restoration costs (note 2(j)), financial instruments (note 2(o)), and income taxes (note 2(p)). Actual results could differ from those estimates.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 21

2.	Significant accounting policies (continued):
c)	Reporting currency and foreign currency translation:

Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business is transacted in US dollars and, accordingly, these condensed consolidated interim financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates, foreign currency denominated non-monetary items at historic rates, and revenues and expenditures at the rates of exchange at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

d)	Cash equivalents:
Cash equivalents include securities with maturities of three months or less when purchased.
e)	Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value if not collectible in full. Credit losses have historically been within the range of management’s expectations.

f)	Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined by the first-in first-out basis and includes direct purchase costs, cost of production, allocation of production overhead based on normal operating capacity and transportation.

g)	Property, plant and equipment:
Initial Recognition

Property, plant and equipment are initially recorded at cost. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs, including the impact of related cash flow hedges, incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.

Subsequent costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalyst. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround.

Depreciation

Depreciation and amortization is generally provided on a straight-line basis or on a unit-of-natural gas consumption basis, at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value. The estimated useful life of the Company’s buildings, plant installations and machinery is 5 to 25 years.

The Company reviews the depreciation and amortization rates of property, plant and equipment on an annual basis and, if necessary, changes are accounted for prospectively.
Assets under finance lease are depreciated to their estimated residual value based on the shorter of their useful lives and the lease term.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 22

2.	Significant accounting policies (continued):
g)	Property, plant and equipment (continued):
Oil and Gas Properties

Costs incurred for oil and natural gas properties with proven reserves are capitalized to property, plant and equipment, including the reclassification of associated exploration costs. These costs are depreciated using a unit-of-production method, taking into consideration both estimated future costs in developing reserves and estimated proven reserves. Proven and probable reserves for oil and natural gas properties are estimated based on independent reserve reports and represent the estimated quantities of natural gas which are considered commercially feasible. These reserve estimates are used to determine depreciation and to assess the carrying value of oil and natural gas properties. The accounting for costs incurred for oil and natural gas exploration properties with unproven reserves are described in note 2(h).

Impairment

The Company reviews the carrying value of property, plant and equipment for impairment when circumstances indicate an asset’s carrying value may not be recoverable. Examples of such events or changes in circumstances related to our long-lived assets include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant change in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in oil and gas reserve estimates; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. If any such indication of impairment exists, the Company makes an assessment of the recoverable amount, by comparing the carrying value to the higher of fair value and the asset’s value in use. The asset’s value in use is determined as the present value of the expected future cash flows less expected costs for the disposal of the asset. An impairment write-down is recorded for the difference between the carrying amount and the higher of fair value and the asset’s value in use. An impairment write-down recognized in prior periods for an asset is reversed if there has been a subsequent recovery in the value of the asset due to changes in events and circumstances.

h)	Other assets:
Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to interest expense over the term of the credit facility. Financing fees related to project debt facilities are capitalized to other assets until the project debt is fully drawn. Once the project debt is fully drawn, these fees are reclassified to long-term debt net of financing fees and amortized to interest expense over the repayment term on an effective interest basis.

Costs incurred for oil and natural gas exploration properties with unproven reserves are capitalized to other assets. Upon recognition of proved reserves and internal approval for development, these costs are transferred to property, plant and equipment and are depreciated using a unit-of-production method based on estimated proved reserves.

The Company reviews the carrying value of other assets for impairment when circumstances indicate that an asset’s carrying value may not be recoverable.
i)	Leases:

Leasing contracts are classified as either financing or operating leases. Where the contracts are classified as operating leases, payments are charged to income in the year they are incurred. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards of ownership of the leased asset. The asset and liability associated with a finance lease are recorded at the lower of fair value and the present value of the minimum lease payments, net of executory costs. Lease payments are apportioned between interest expense and repayments of the liability.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 23

2.	Significant accounting policies (continued):
j)	Site restoration costs:

The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the fair value of the liability by determining the current market cost required to settle the site restoration costs and adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the fair value measurement. Inherent uncertainties exist in the estimate of the obligations because the restoration activities will take place in the future and there may be changes in governmental and environmental regulations and changes in removal technology and costs. Because of uncertainties related to estimating the cost and timing of future site restoration activities, future costs could differ materially from the amounts estimated.

k)	Employee future benefits:

The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the statement of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, salary growth, longevity and expected return on plan assets. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using current market bond yields which have terms to maturity approximating the terms of the obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income, and recorded in retained earnings. The cost for defined contribution benefit plans is recognized in net income as earned by the employees.

l)	Net income per common share:

The Company calculates basic net income per common share by dividing net income by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options is applied to repurchase common shares at the average market price for the period. Stock options are dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option.

m)	Share-based payments:

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received as consideration is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 24

2.	Significant accounting policies (continued):
m)	Share-based payments (continued):

Share appreciation rights are units which grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price which is determined at the date of grant. Tandem share appreciation rights gives the holder the choice between exercising a regular stock option or share appreciation right. For share appreciation rights and tandem share appreciation rights, the cost of the service received as consideration is initially measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in liabilities. For share appreciation rights and tandem share appreciation rights, the cost of the service is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for share appreciation rights and tandem share appreciation rights.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

Additional information related to the stock option plan, the assumptions used in the Black-Scholes option pricing model, tandem share appreciation rights, share appreciation rights and the deferred, restricted and performance share units of the Company are described in note 14.

n)	Revenue recognition:

Revenue is recognized based on individual contract terms when the title and risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains title and risk of loss during shipment. For methanol shipped on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned.

o)	Financial instruments:

Financial instruments are classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Financial assets and liabilities through profit and loss (held for trading category) and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in the fair value of held-for-trading financial assets and liabilities are recognized in earnings and changes in the fair value of available-for-sale financial assets are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. The Company classifies its cash and cash equivalents as held-for-trading. Trade and other receivables are classified as loans and receivables. Trade, other payables and accrued liabilities, long-term debt, net of financing costs, and other long-term liabilities are classified as other financial liabilities.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 25

2.	Significant accounting policies (continued):
o)	Financial instruments (continued):

Under these standards, derivative financial instruments, including embedded derivatives, are classified as held for trading and are recorded on the balance sheet at fair value unless exempted. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these products, the degree of judgment required to appropriately value these products and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in earnings unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated sales. The Company also enters into and designates as cash flow hedges certain interest rate swap contracts to hedge variable interest rate exposure on its limited recourse debt. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in variable interest rates.

p)	Income taxes:

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period which is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items of income or expense are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, the Company’s results of operations and financial position could be materially impacted.

q)	Provisions and contingencies:

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

r)	Segmented information:
The Company’s operation consists of the production and sale of methanol, which constitutes a single operating segment.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 26

3.	Trade and other receivables:

	Mar 31	Dec 31	Jan 1
	2011	2010	2010
Trade	$286,412	$257,945	$191,002
Value-added and other tax receivables	38,572	43,495	56,264
Current portion of GeoPark financing (note 7)	10,339	8,800	8,086
Other	9,703	9,787	2,066

	$345,026	$320,027	$257,418

4.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2011 is $507 million (2010 — $362 million).

5.	Property, plant and equipment:

	Buildings, Plant
	Installations & Machinery	Oil & Gas Properties	Other	Total

Cost at March 31, 2011	$3,148,513	$55,786	$82,390	$3,286,689
Accumulated depreciation at March 31, 2011	953,845	22,625	37,376	1,013,846

Net book value at March 31, 2011	$2,194,668	$33,161	$45,014	$2,272,843

Cost at December 31, 2010	$3,097,928	$54,049	$116,203	$3,268,180
Accumulated depreciation at December 31, 2010	929,079	20,092	60,433	1,009,604

Net book value at December 31, 2010	$2,168,849	$33,957	$55,770	$2,258,576

Cost at January 1, 2010	$2,964,424	$39,990	$127,623	$3,132,037
Accumulated depreciation at January 1, 2010	832,421	4,560	68,383	905,364

Net book value at January 1, 2010	$2,132,003	$35,430	$59,240	$2,226,673

6.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the condensed consolidated interim financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Mar 31	Dec 31	Jan 1
Consolidated Statements of Financial Position	2011	2010	2010
Cash and cash equivalents	$15,681	$10,676	$8,252
Other current assets	110,044	83,795	72,667
Property, plant and equipment	272,006	276,114	287,727
Other assets	12,548	12,548	12,920
Trade, other payables and accrued liabilities	41,977	23,934	22,380
Long-term debt, including current maturities (note 8)	79,674	79,577	93,155
Finance leases and other long-term liabilities, including current maturities	51,477	52,480	55,139
Deferred income tax liabilities	18,985	18,893	16,449

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 27

6.	Interest in Atlas joint venture (continued):

	Three Months Ended
	Mar 31	Mar 31
Consolidated Statements of Income	2011	2010
Revenue	$71,578	$52,836
Expenses	(59,888)	(47,177)

Income before income taxes	11,690	5,659
Income tax expense	(1,773)	(1,152)

Net income	$9,917	$4,507

	Three Months Ended
	Mar 31	Mar 31
Consolidated Statements of Cash Flows	2011	2010
Cash inflows from operating activities	$8,035	$13,387
Cash outflows from financing activities	(1,662)	(1,810)
Cash outflows from investing activities	(1,368)	(516)
7.	Other assets:

	Mar 31	Dec 31	Jan 1
	2011	2010	2010
Oil and gas assets	$42,432	$38,585	$28,412
GeoPark financing	10,432	17,068	37,969
Marketing and production rights, net of accumulated amortization	10,608	11,600	19,099
Restricted cash for debt service reserve account	12,548	12,548	12,920
Deferred financing costs, net of accumulated amortization	1,592	1,791	9,725
Defined benefit pension plans	5,041	5,382	5,392
Other	25,936	26,289	21,388

	$108,589	$113,263	$134,905

For the three months ended March 31, 2011, amortization of marketing and production rights included in depreciation and amortization was $1.0 million (2010 — $1.9 million) and amortization of deferred financing fees included in finance costs was $0.2 million (2010 — $0.4 million).

The Company has provided funding to GeoPark Chile Limited (GeoPark) in the amount of $57 million (of which $37 million has been repaid at March 31, 2011) to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. GeoPark agreed to supply the Company with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. As at March 31, 2011, the outstanding balance is $20.8 million of which $10.3 million, representing the current portion, has been recorded in trade and other receivables.

Costs incurred for oil and natural gas exploration properties with unproven reserves are capitalized to other assets. Upon recognition of proved reserves and internal approval for development, these costs are transferred to property, plant and equipment.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 28

8.	Long-term debt:

	Mar 31	Dec 31	Jan 1
	2011	2010	2010
Unsecured notes
8.75% due August 15, 2012	$199,240	$199,112	$198,627
6.00% due August 15, 2015	148,959	148,908	148,705
	348,199	348,020	347,332
Atlas limited recourse debt facilities	79,674	79,577	93,155
Egypt limited recourse debt facilities	484,697	499,706	461,570
Other limited recourse debt facilities	19,025	19,638	12,187

	931,595	946,941	914,244
Less current maturities	(50,413)	(49,965)	(29,330)

	$881,182	$896,976	$884,914

During the three months ended March 31, 2011, the Company made repayments on its Egypt limited recourse debt facilities of $15.6 million, and other limited recourse debt facilities of $0.6 million.

The covenants governing the Company’s unsecured notes apply to the Company and its subsidiaries excluding the Atlas joint venture and Egypt entity (“limited recourse subsidiaries”) and include restrictions on liens and sale and lease-back transactions, or merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

The Company has a $200 million unsecured revolving bank facility provided by highly rated financial institutions that expires in May 2012 and that contains covenant and default provisions in addition to those of the unsecured notes as described above. Significant covenants and default provisions under this facility include:

a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 and a debt to capitalization ratio of less than or equal to 50%, calculated on a four quarter trailing average basis in accordance with definitions in the credit agreement which include adjustments related to the limited recourse subsidiaries,

b) a default if payment on any indebtedness of $10 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries is accelerated by the creditor, and

c) a default if a default occurs on any other indebtedness of $50 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries that permits the creditor to demand repayment.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions which apply only to these entities including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions. The Egypt limited recourse debt facilities also require that certain conditions associated with completion of plant construction and commissioning be met by no later than September 30, 2011. These conditions include a 90-day plant reliability test and finalization of certain land title registrations and related mortgages that require action by Egyptian governmental entities.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement which would allow the lenders to not fund future loan requests and to accelerate the due date of the principal and accrued interest on any outstanding loans.

At March 31, 2011, management believes the Company was in compliance with all of the covenants and default provisions referred to above.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 29

9.	Finance leases:

	Mar 31	Dec 31	Jan 1
	2011	2010	2010
Finance lease obligations	$67,326	$79,412	$90,161
Less current maturities	(6,264)	(11,570)	(10,655)

	$61,062	$67,842	$79,506

At March 31, 2011, the Company has finance lease obligations related to oxygen production facilities in Trinidad. The liabilities mature as follows until the expiry of the lease:

			Reduction of obligation under
	Lease payments	Interest component	finance lease
2011	$11,523	$5,259	$6,264
2012	11,617	4,748	6,869
2013	11,715	4,187	7,528
2014	11,815	3,574	8,241
2015	9,164	2,954	6,210
Thereafter	42,414	10,200	32,214

	$98,248	$30,922	$67,326

10.	Other long-term liabilities:

	Mar 31	Dec 31	Jan 1
	2011	2010	2010
Site restoration costs (a)	$23,903	$23,951	$21,033
Share-based payment liability (note 14)	57,999	52,987	21,672
Chile retirement plan	29,928	29,821	25,824
Fair value of derivative financial instruments (note 16)	35,144	43,488	33,284

	146,974	150,247	101,813
Less current maturities	(14,804)	(9,677)	(4,304)

	$132,170	$140,570	$97,509

(a)	Site restoration costs:

At March 31, 2011, the total undiscounted amount of estimated cash flows required to settle the liabilities was $32.2 million (2010 — $32.4 million). The movement in the provision during the period is explained as follows:

	Mar 31	Dec 31
	2011	2010
Opening balance	$23,951	$21,033
New or revised provisions [1]	(177)	2,595
Amounts charged against provisions	—	(346)
Accretion expense	129	669

Closing balance	$23,903	$23,951

[1]	Includes the impact of changes in discount rates and estimated site remediation costs.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 30

11.	Expenses by function:

	Three Months Ended
	Mar 31	Mar 31
	2011	2010

Cost of sales	$480,021	$337,666
Selling and distribution	75,036	66,583
Administrative expenses	16,583	16,610

Total expenses by function	$571,640	$420,859

Cost of sales and operating expenses	541,940	385,774
Depreciation and amortization	29,700	35,085

Total expenses per Consolidated Statements of Income	$571,640	$420,859

Included in total expenses for the three months ended March 31, 2011 are employee expenses of $43.0 million (2010 — $39.2 million).
12.	Finance costs:

	Three Months Ended
	Mar 31	Mar 31
	2011	2010

Finance costs	$16,423	$17,159
Less: capitalized interest related to Egypt plant under construction	(7,230)	(9,107)

	$9,193	$8,052

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Egypt methanol facility was capitalized until the plant was substantially complete and ready for productive use during the quarter ended March 31, 2011. The Company has secured limited recourse debt for its joint venture project to construct a 1.26 million tonne per year methanol facility in Egypt. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period of September 28, 2007 to March 31, 2015. For the three months ended March 31, 2011 interest costs of $7.2 million (2010 — $9.1 million) related to this project were capitalized.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 31

13.	Net income per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended
	Mar 31	Mar 31
	2011	2010

Denominator for basic net income per common share	92,683,755	92,128,325
Effect of dilutive stock options	1,628,123	1,283,905

Denominator for diluted net income per common share [1]	94,311,878	93,412,230

[1]
All outstanding options at March 31, 2011 are dilutive and have been included in the diluted weighted average number of common shares calculation (2010 — 2,114,462 options have been excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive).

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the periods disclosed above.
14.	Share-based compensation:
a)	Stock options:
(i)	Outstanding stock options:

Common shares reserved for outstanding stock options at March 31, 2011:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at January 1, 2010	55,350	$7.58	4,998,242	$18.77
Granted	—	—	89,250	25.22
Exercised	(45,600)	8.19	(478,180)	18.54
Cancelled	(7,500)	3.29	(35,055)	15.33

Outstanding at December 31, 2010	2,250	$9.56	4,574,257	$18.95
Granted	—	—	67,800	28.74
Exercised	(2,250)	9.56	(104,253)	15.68
Cancelled	—	—	(6,470)	13.40

Outstanding at March 31, 2011	—	$—	4,531,334	$19.18

Information regarding the stock options outstanding at March 31, 2011 is as follows:

	Options Outstanding at
	March 31, 2011
	Weighted			Options Exercisable at
	Average			March 31, 2011
	Remaining	Number of Stock	Weighted	Number of Stock	Weighted
	Contractual Life	Options	Average Exercise	Options	Average
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Exercise Price

Options denominated in USD
$6.33 to 11.56	4.6	1,307,575	$6.54	871,170	$6.65
$17.85 to 22.52	1.8	1,220,950	20.28	1,220,950	20.28
$23.92 to 28.74	3.7	2,002,809	26.76	1,872,176	26.73

	3.4	4,531,334	$19.18	3,964,296	$20.33

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 32

14.	Share-based compensation (continued):
a)	Stock options (continued):
(ii)	Compensation expense related to stock options:

For the three months ended March 31, 2011, compensation expense related to stock options included in cost of sales and operating expenses was $0.3 million (2010 — $0.5 million). The fair value of the stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

b)	Share appreciation rights and tandem share appreciation rights:

During 2010, the Company’s stock option plan was amended to include tandem share appreciation rights (TSARs) and a new plan was introduced for share appreciation rights (SARs). A SAR gives the holder a right to receive a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price. All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant.

(i)	Outstanding SARs and TSARs:

SARs and TSARs outstanding at March 31, 2011:

	SARs		TSARs
	Number of Units	Exercise Price	Number of Units	Exercise Price

Outstanding at January 1, 2010	—	$—	—	$—
Granted	394,065	25.22	735,505	25.19
Exercised	—	—	—	—
Cancelled	(5,100)	25.22	—	—

Outstanding at December 31, 2010	388,965	$25.22	735,505	$25.19
Granted	260,010	28.74	492,100	28.74
Exercised	(8,730)	25.22	(5,750)	25.22
Cancelled	(6,000)	25.22	—	—

Outstanding at March 31, 2011[1]	634,245	$26.66	1,221,855	$26.64

[1]
At March 31, 2011, 355,010 SARs and TSARs were exercisable. The intrinsic value of the exercisable SARs and TSARs at March 31, 2011 was $2.1 million. The Company has common shares reserved for outstanding TSARs.

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is initially measured based on their fair value and is recognized over the related service period. Changes in fair value each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2011 was $18.0 million compared with the recorded liability of $13.6 million. The difference between the fair value and the recorded liability of $4.4 million will be recognized over the weighted average remaining service period of approximately 2 years. The weighted average fair value of the vested SARs and TSARs was estimated at March 31, 2011 using the Black-Scholes option pricing model.

For the three months ended March 31, 2011, compensation expense related to SARs and TSARs included in cost of sales and operating expenses was $5.0 million (2010 — $3.2 million).

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 33

14.	Share-based compensation (continued):
c)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2011 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance
	Units	Units	Share Units

Outstanding at January 1, 2010	505,176	22,478	1,078,812
Granted	48,601	29,500	404,630
Granted in-lieu of dividends	14,132	1,265	28,915
Redeemed	(10,722)	(6,639)	(326,840)
Cancelled	—	—	(15,900)

Outstanding at December 31, 2010	557,187	46,604	1,169,617
Granted	22,781	17,100	281,470
Granted in-lieu of dividends	2,900	334	5,786
Redeemed	—	—	(343,931)
Cancelled	—	—	(2,664)

Outstanding at March 31, 2011	582,868	64,038	1,110,278

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2011 was $56.1 million compared with the recorded liability of $44.4 million. The difference between the fair value and the recorded liability of $11.7 million will be recognized over the weighted average remaining service period of approximately 2 years.
For the three months ended March 31, 2011, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $4.8 million (2010 — $9.7 million). This included an expense of $0.6 million (2010 — $5.1 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2011.
15.	Changes in non-cash working capital:
Changes in non-cash working capital for the three months ended March 31, 2011 were as follows:

	Three Months Ended
	Mar 31	Mar 31
	2011	2010

Decrease (increase) in non-cash working capital:
Trade and other receivables	$(24,999)	$(13,928)
Inventories	19,423	2,076
Prepaid expenses	(990)	3,401
Trade, other payables and accrued liabilities	46,601	(15,964)

	40,035	(24,415)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	5,950	670

Changes in non-cash working capital having a cash effect	$45,985	$(23,745)

These changes relate to the following activities:
Operating	$44,486	$(22,177)
Investing	1,499	(1,568)

Changes in non-cash working capital	$45,985	$(23,745)

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 34

16.	Financial instruments:
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Mar 31	Dec 31	Jan 1
	2011	2010	2010

Financial assets:
Financial asset at fair value through profit and loss (held for trading):
Cash and cash equivalents[1]	$239,805	$193,794	$169,788
Debt service reserve accounts included in other assets[1]	12,548	12,548	12,920

Loans and receivables:
Trade and other receivables, excluding current portion of GeoPark financing	339,530	316,070	249,332
GeoPark financing, including current portion	20,771	25,868	46,055

Total financial assets[2]	$612,654	$548,280	$478,095

Financial liabilities:
Other financial liabilities:
Trade, other payables and accrued liabilities	$305,640	$259,039	$238,699
Long-term debt, including current portion	931,595	946,941	914,244

Financial liabilities at fair value through profit and loss (held for trading):
Derivative instruments designated as cash flow hedges[1]	35,144	43,488	33,185
Derivative instruments	—	—	99

Total financial liabilities	$1,272,379	$1,249,468	$1,186,227

[1]
Cash and cash equivalents and debt service reserve accounts are measured at fair value based on quoted prices in active markets for identical assets and the Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.
At March 31, 2011, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and debt reserve accounts included in other assets which are recorded at fair value.
The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges.
These interest rate swaps had outstanding notional amounts of $357 million as at March 31, 2011. The notional amounts decrease over the expected repayment period. At March 31, 2011, these interest rate swap contracts had a negative fair value of $35.1 million (2010 — $43.5 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity and changes in their fair values have been recorded in other comprehensive income.
17.	Contingent liability:
The Board of Inland Revenue of Trinidad and Tobago (BIR) issued an assessment in 2009 against our wholly owned subsidiary, Methanex Trinidad (Titan) Unlimited, in respect of the 2003 financial year. The assessment relates to the deferral of tax depreciation deductions during the five year tax holiday which ended in 2005. The impact of the amount in dispute as at March 31, 2011 is approximately $26 million in current taxes and $23 million in future taxes, exclusive of any interest charges.
The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained and accordingly, no provision has been recorded in the financial statements.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 35

18.	Transition to International Financial Reporting Standards:
As stated in note 2, these are the Company’s first condensed consolidated interim financial statements. The accounting policies described in note 2 have been applied in preparing the interim financial statements for the three months ended March 31, 2011, the comparative information presented in these interim financial statements for both the three months ended March 31, 2010 and the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010, the Company’s date of transition. An explanation of the IFRS 1, first-time adoption of IFRS exemptions and the required reconciliations between IFRS and Canadian GAAP are described below:
IFRS 1 First-Time Adoption of International Financial Reporting Standards
In preparing these condensed consolidated interim financial statements, the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company has elected to apply:
Business combinations
The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition. The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.
Employee benefits
The Company has elected to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately into retained earnings, rather than continuing to defer and amortize into the results of operations. Refer to note 18 (b) for the impact to the financial statements.
Fair value or revaluation as deemed cost
The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets. The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS. The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.
Share-based payments
The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted before November 7, 2002 and those granted but fully vested before the date of transition to IFRS. As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 that are not fully vested at January 1, 2010.
Site restoration costs
The Company has elected to apply the IFRS 1 exemption whereby it has measured the site restoration costs at January 1, 2010 in accordance with the requirements in IAS 37, Provisions, estimated the amount that would have been in property, plant and equipment when the liabilities first arose, and discounted the transition date liability to that date using the best estimate of the historical risk-free discount rate.
Oil and Gas Properties
The Company has elected to carry forward the Canadian GAAP full cost method of accounting oil and gas asset carrying value as of January 1, 2010 as the balance on transition to IFRS.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 36

18.	Transition to International Financial Reporting Standards (continued):
Reconciliations between IFRS and Canadian GAAP
IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flow for comparative periods. The Company’s adoption of IFRS did not have a significant impact on total operating, investing or financing cash flows in the prior periods. However, it did result in some presentation changes. Under Canadian GAAP, interest paid included in profit and loss was classified as operating activities and capitalized interest was classified as investing activities. Under IFRS, interest paid, including capitalized interest, is classified as financing activities. There were no other significant adjustments to the statement of cash flows. In preparing these condensed consolidated interim financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statements of financial position, income, and comprehensive income is provided below:
Reconciliation of Assets, Liabilities and Equity
The below table provides a summary of the adjustments to the Company’s statement of financial position at December 31, 2010, March 31, 2010 and January 1, 2010:

	Dec 31	Mar 31	Jan 1
	2010	2010	2010

Total assets per Canadian GAAP	$3,070,159	$2,964,875	$2,923,417
Leases (a)	55,114	59,621	61,095
Employee benefits (b)	(10,625)	(10,107)	(10,611)
Site restoration costs (c)	3,595	1,285	1,285
Borrowing costs (d)	23,951	15,774	8,269
Other	—	889	126

Total assets per IFRS	$3,142,194	$3,032,337	$2,983,581

Total liabilities per Canadian GAAP	$1,793,532	$1,716,444	$1,687,331
Leases (a)	68,657	72,884	74,240
Employee benefits (b)	5,658	5,787	6,038
Site restoration costs (c)	7,708	4,924	4,901
Borrowing costs (d)	9,580	6,309	3,307
Uncertain tax positions (e)	7,158	5,431	5,365
Share-based payments (f)	5,738	3,784	261
Deferred tax impact and other adjustments (g)	(10,549)	(8,694)	(8,863)
Reclassification on non-controlling interests (h)	(156,412)	(143,180)	(137,273)

Total liabilities per IFRS	$1,731,070	$1,663,689	$1,635,307

Total equity per Canadian GAAP	$1,276,628	$1,248,431	$1,236,086
Leases (a)	(13,543)	(13,263)	(13,146)
Employee benefits (b)	(16,283)	(15,894)	(16,650)
Site restoration costs (c)	(4,113)	(3,638)	(3,612)
Borrowing costs (d)	14,370	9,464	4,961
Uncertain tax positions (e)	(7,158)	(5,431)	(5,365)
Share-based payments (f)	(5,738)	(3,784)	(261)
Deferred tax impact and other adjustments (g)	10,549	8,694	8,863
Reclassification on non-controlling interests (h)	156,412	143,180	137,272
Other	—	889	126

Total equity per IFRS	$1,411,124	$1,368,648	$1,348,274

Total liabilities and equity per IFRS	$3,142,194	$3,032,337	$2,983,581

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 37

18.	Transition to International Financial Reporting Standards (continued):
Reconciliation of Net Income
The below table provides a summary of the adjustments to net income for the year ended December 31, 2010 and for the three months ended March 31, 2010:

	Dec 31	Mar 31
	2010	2010

Net income per Canadian GAAP	$101,733	$29,320
Leases (a)	(398)	(117)
Employee benefits (b)	1,402	755
Site restoration costs (c)	(501)	(25)
Uncertain tax positions (e)	(1,793)	(66)
Share based payments (f)	(4,588)	(3,416)
Deferred tax impact and other adjustments (g)	1,791	(168)
Other	(126)	762

Total adjustments	(4,213)	(2,275)

Net income per IFRS attributable to Methanex Corporation shareholders	$97,520	$27,045
Net loss per IFRS attributable to non-controlling interests	$(1,990)	$(825)

Total Net income	$95,530	$26,220

Reconciliation of Comprehensive Income
The below table provides a summary of the adjustments to comprehensive income for the year ended December 31, 2010 and for the three months ended March 31, 2010:

	Dec 31	Mar 31
	2010	2010

Comprehensive income per Canadian GAAP	$86,140	$25,269
IFRS/CDN GAAP differences to net income (see table above)	(4,213)	(2,275)
Employee benefits — actuarial losses (b)	(1,139)	—
Borrowing costs transferred to property, plant and equipment (d)	9,409	4,503

Comprehensive income per IFRS attributable to Methanex Corporation shareholders	$90,197	$27,497
Comprehensive loss per IFRS attributable to non-controlling interests	$(6,112)	$(692)

Total Comprehensive income	$84,085	$26,805

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 38

18.	Transition to International Financial Reporting Standards (continued):
The items noted above in the reconciliations of the statement of financial position, income and comprehensive income from Canadian GAAP to IFRS are described below:
a)	Leases:

Canadian GAAP requires an arrangement that at its inception can be fulfilled only through the use of a specific asset or assets, and which conveys a right to use that asset, may be a lease or contain a lease, and therefore should be accounted for as a lease, regardless of whether it takes the legal form of a lease, and therefore should be recorded as an asset with a corresponding liability. However, Canadian GAAP has grandfathering provisions that exempts contracts entered into before 2004 from these requirements.

IFRS has similar accounting requirements as Canadian GAAP for lease-like arrangements, with IFRS requiring full retrospective application. The Company has long-term oxygen supply contracts for its Atlas and Titan methanol plants in Trinidad, executed prior to 2004, which are regarded as finance leases under these standards. Accordingly, the oxygen supply contracts are required to be accounted for as finance leases from original inception of the lease. The Company measured the value of these finance leases and applied finance lease accounting retrospectively from inception to January 1, 2010 to determine the opening day IFRS impact. As at January 1, 2010 this results in an increase to property, plant and equipment of $61.1 million and other long-term liabilities of $74.2 million with a corresponding decrease to retained earnings of $13.1 million.

In comparison to Canadian GAAP, for the three months ended March 31, 2010 and the year ended December 31, 2010 this accounting treatment resulted in lower cost of sales and operating costs, higher finance costs and higher depreciation and amortization charges, with no significant impact to net earnings. As at March 31, 2010 and December 31, 2010, this resulted in an increase to property, plant and equipment of $59.6 million and $55.1 million and other long-term liabilities of $72.9 million and $68.7 million with a corresponding decrease to shareholders’ equity of $13.3 million and $13.5 million, respectively.

b)	Employee benefits:

The Company elected the IFRS 1 exemption to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately in retained earnings. As at January 1, 2010 this results in a decrease to retained earnings of $16.7 million, a decrease to other assets of $10.6 million and an increase to other long-term liabilities of $6.0 million.

In comparison to Canadian GAAP for the three months ended March 31, 2010 and the year ended December 31, 2010, net earnings increased by approximately $0.8 and $1.4 million, respectively as a result of lower pension expense due to immediate recognition to retained earnings of these actuarial losses on transition to IFRS. Additionally, the Company’s accounting policy under IFRS is to recognize all actuarial gains and losses in other comprehensive income and this resulted in an expense of $1.1 million for the year ended December 31, 2010. As at March 31, 2010 and December 31, 2010, the recognition of actuarial gains and losses into retained earnings resulted in a decrease to shareholders’ equity of $15.9 million and 16.3 million, a decrease to other assets of $10.1 million and $10.6 million and increase to other long-term liabilities of $5.8 million and $5.7 million, respectively.

c)	Site restoration costs:

Under IFRS, the Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company is required to determine a best estimate of site restoration costs for all sites whereas under Canadian GAAP site restoration costs were not recognized with respect to assets with indefinite or indeterminate lives. In addition, under IFRS a change in market-based discount rate will result in a change in the measurement of the provision. As at January 1, 2010, adjustments to the financial statements to recognize site restorations costs on transition to IFRS are recognized as an increase to other long-term liabilities of approximately $4.9 million and an increase to property, plant and equipment of approximately $1.3 million, with the balancing amount recorded as a decrease to retained earnings to reflect the depreciation expense and interest accretion since the date the liabilities first arose.

In comparison to Canadian GAAP at March 31, 2010 and December 31, 2010, recognition of site restoration costs resulted in an increase to other-long-term liabilities of approximately $4.9 million and $7.7 million and an increase to property, plant and equipment of approximately of $1.3 million and $3.6 million, with a corresponding decrease to shareholders’ equity and no significant impact to net earnings, respectively.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 39

18.	Transition to International Financial Reporting Standards (continued):
d)	Borrowing costs:

IAS 23 prescribes the accounting treatment and eligibility of borrowing costs. The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities. Under Canadian GAAP, cash settlements for these swaps during construction are recorded in accumulated other comprehensive income for the Company’s 60% portion and 40% is recorded in non-controlling interest. Under IFRS, the cash settlements during construction are recorded to property, plant and equipment. Accordingly, there is an increase to property, plant and equipment of approximately $8.3 million, $15.8 million and $24.0 million as of January 1, 2010, March 31, 2010, and December 31, 2010, respectively. The increase to property, plant and equipment is offset by an increase to accumulated other comprehensive income of approximately $5.0 million, $9.5 million, and $14.4 million and an increase in non-controlling interest of approximately $3.3 million, $6.3 million, and $9.6 million as of January 1, 2010, March 31, 2010, and December 31, 2010, respectively, with no net impact on earnings.

e)	Uncertain tax positions:

IAS 12 prescribes recognition and measurement criteria of a tax position taken or expected to be taken in a tax return. As at January 1, 2010, this resulted in an increase to income tax liabilities and a decrease to retained earnings of approximately $5.4 million in comparison to Canadian GAAP. For the three months ended March 31, 2010 and the year ended December 31, 2010, this has resulted in a decrease in net earnings of $0.1 million and $1.8 million with a corresponding increase to income tax liabilities.

f)	Share-based payments:

During 2010, the Company made its first grant of SARs and TSARs in connection with the employee long-term incentive compensation plan.

Under Canadian GAAP, both SARs and TSARs are accounted for using the intrinsic value method. The intrinsic value related to SARs and TSARs is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. Changes in intrinsic value each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date. Under IFRS, SARs and TSARs are required to be accounted for using a fair value method. The fair value related to SARs and TSARs is estimated using an option pricing model. Changes in fair value estimated using an option pricing model each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date.

The fair value estimated using an option pricing model will be higher than the intrinsic value due to the time value included in the estimated fair value. Accordingly, it is expected that the difference between the accounting expense under IFRS compared with Canadian GAAP would be higher in the beginning life of a SAR or TSAR with this difference narrowing as time passes and with total accounting expense ultimately being the same on the date of exercise.

The SARs and TSARs were granted for the first time in March 2010, and therefore, there is no adjustment required to the financial statements on January 1, 2010. The difference in fair value method under IFRS compared with the intrinsic value method under Canadian GAAP, has resulted in the decrease to net earnings of approximately $3.4 million and $4.6 million, increase to other long-term liabilities of approximately $3.8 million and $5.7 million and corresponding decrease to shareholders’ equity for the periods ended March 31, 2010 and December 31, 2010, respectively.

g)	Deferred tax impact and other adjustments:

This adjustment primarily represents the income tax effect of the adjustments related to accounting differences between Canadian GAAP and IFRS. As at January 1, 2010 this has resulted in a decrease to future income tax liabilities and an increase to retained earnings of approximately $8.9 million. For the three months ended March 31, 2010 and the year ended December 31, 2010, this resulted in a decrease in net earnings of $0.2 million and an increase to net earnings of $1.8 million, respectively.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 40

18.	Transition to International Financial Reporting Standards (continued):
h)	Reclassification of non-controlling interests from liabilities:

The Company has a 60% interest in EMethanex, the Egyptian company through which it has developed the Egyptian methanol project. The Company accounts for this investment using consolidation accounting which results in 100% of the assets and liabilities of EMethanex being included in the financial statements. The other investors’ interest in the project is presented as “non-controlling interests”. Under Canadian GAAP, the non-controlling interests is classified as a liability whereas under IFRS the non-controlling interests is classified as equity, but presented separately from the parent’s shareholder equity. This reclassification results in a decrease to liabilities and an increase in equity of approximately $137.3 million, $143.2, and $156.4 million as of January 1, 2010, March 31, 2010, and December 31, 2010, respectively.

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 41

Methanex Corporation
Quarterly History (unaudited)

	Q1 2011	2010 [3]	Q4	Q3	Q2	Q1	2009 [3]	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)

Company produced	848	3,540	831	885	900	924	3,764	880	943	941	1,000
Purchased methanol	835	2,880	806	792	678	604	1,546	467	480	329	270
Commission sales [1]	172	509	151	101	107	150	638	152	194	161	131

	1,855	6,929	1,788	1,778	1,685	1,678	5,948	1,499	1,617	1,431	1,401

METHANOL PRODUCTION
(thousands of tonnes)

Chile	183	935	208	194	229	304	942	265	197	252	228
Titan, Trinidad	121	891	233	217	224	217	764	188	188	165	223
Atlas, Trinidad (63.1%)	263	884	266	284	96	238	1,015	279	257	275	204
New Zealand	203	830	206	200	216	208	822	223	202	203	194
Egypt (60%)	31	—	—	—	—	—	—	—	—	—	—

	801	3,540	913	895	765	967	3,543	955	844	895	849

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	367	306	348	286	284	305	225	282	222	192	199
($/gallon)	1.10	0.92	1.05	0.86	0.85	0.92	0.68	0.85	0.67	0.58	0.60

PER SHARE INFORMATION[4] ($ per share)
Basic net income (loss)	$0.37	1.05	0.29	0.31	0.16	0.29	0.01	0.28	(0.01)	(0.06)	(0.20)
Diluted net income (loss)	$0.37	1.05	0.29	0.31	0.16	0.29	0.01	0.28	(0.01)	(0.06)	(0.20)

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]
The 2010 figures and related quarterly information are reported in accordance with IFRS as the company’s date of transition from Canadian GAAP to IFRS was January 1, 2010. These figures have not been previously disclosed. The 2009 figures and related quarterly data are reported in accordance with Canadian GAAP, and have not been restated in accordance with IFRS.

[4]	Per share information calculated using net income attributable to Methanex shareholders

METHANEX CORPORATION 2011 FIRST QUARTER REPORT
QUARTERLY HISTORY	PAGE 42